Exhibit (a)(19)
IN THE CIRCUIT COURT OF BALTIMORE CITY, MARYLAND
FRANK JANESCH,
294 Williams Lane
Red Hill, PA 18076-1391,

On behalf of himself and all other similarly situated,
Plaintiff,
v.
MARSHALL COHEN, BERTRAND P. COLLUMB, PHILLIPE P. DAUMAN, BERNARD KASRIEL, BRUNO LAFONT, CLAUDINE B. MALONE, BLYTHE J. McGARVIE, BERTIN F. NADEAU, ROBERT W. MURDOCH, JAMES M. MICALI, MICHEL ROSE, PHILLIP R. ROLLIER, LAWRENCE M. TANENBAUM, GERALD TAYLOR, LAFARGE S.A., and LAFARGE NORTH AMERICA, INC.,
[address for all Defendants:]
11 East Chase Street
Baltimore, Maryland 21202,
Defendants.
Civil Action No.:
CLASS ACTION COMPLAINT
JURY TRIAL DEMANDED
24-C-06-002292

     Plaintiff, by his undersigned attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:
NATURE OF THE ACTION
     1) Plaintiff brings this action individually and as a class action pursuant to Md. Rule 2-231 on behalf of all persons, other than Defendants and those in privity with

Defendants, who own the securities of Lafarge North America, Inc. (“Lafarge America” or the “Company”) and who are similarly situated (the “Class”), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a tender offer whereby Lafarge America’s majority stockholder, Defendant Lafarge S.A. (“LAFP”) will purchase all outstanding shares of the Company for $75 per share. LAFP owns approximately 53% of Lafarge America’s stock, and will thereby increasing its ownership and squeezing out the public shareholders at an inadequate price. Alternatively, in the event that the proposed tender offer is completed, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owned by the Defendants.
     2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public shareholders. The proposed price is designed to benefit LAFP, along with Defendants Bertrand P. Collumb, Bernard L. Kasriel, Bruno Lafont, Robert W. Murdoch, Phillipe R. Rollier, and Michel Rose, all of whom are affiliated with LAFP, to the detriment of Lafarge America’s public stockholders.
     3. Further, Defendants have breached their fiduciary duties owed to Lafarge America’s public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company’s assets.
THE PARTIES
     4. Plaintiff Frank Janesch is and, at all relevant times, has been the owner of shares of Lafarge America common stock.
     5. Defendant Lafarge America is a corporation organized under the laws of Maryland with its principal executive offices located at 12950 Worldgate Drive, Suite 600, Herndon, Virginia 20170. Lafarge America is the U.S. and Canada’s largest diversified supplier of construction materials such as cement and cement-related products, ready-mixed concrete, gypsum wallboard, aggregates, asphalt and concrete products. The Company’s materials are used in residential, commercial, institutional and public works construction across the U.S. and Canada. In 2005, Lafarge America’s net sales exceeded $4.3 billion. Lafarge America’s stock trades on the New York Stock Exchange under the ticker symbol “LAF”. Lafarge America maintains principal Maryland offices at 11 East Chase Street, Baltimore, Maryland, 21202. Venue of this action is thus proper pursuant to §6-201 et seq. of the Maryland Courts and Judicial Proceedings Article.

     6) Defendant LAFP is a French corporation with principal offices located at 61 Rue des Belles Feuilles, BP 40 - 75782 Paris Cedex 16, France. LAFP describes itself as “the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum.” LAFP is a party to a Control Option Agreement date November 1, 2003 with Lafarge America. Under this agreement and unless earlier terminated, LAFP has the right until October 31, 2013 to purchase voting securities from the Company whenever Lafarge America issues voting securities. Either Lafarge America or LAFP may terminate the agreement before October 31, 2013 by giving one year’s notice. LAFP beneficially owns or controls approximately 39,493,511, or 52.4% of Lafarge America’s shares. Thus, LAFP, as majority shareholder of Lafarge America, is in a fiduciary relationship with Plaintiff and the Class and owes them the highest obligations of full and candid disclosure, good faith, and fair dealing.
     7) Defendant Bertrand P. Collumb has been at all times relevant hereto a Director and Chairman of Lafarge America. Collumb is also Chairman of LAFP’s Board. Further, Collumb has, at various times, served as Vice Chairman, Chief Executive Officer, and Senior Executive Vice President of LAFP.

     8) Defendant Bernard L. Kasriel, has been at all times relevant hereto a Director and Vice Chairman of Lafarge America. Kasriel, is also Vice Chairman and a Director of LAFP. Further, Kasriel has, at various times, served as LAFP’s Chief Operating Officer, Managing Director, Senior Executive Vice President, and Vice President.
     9) Defendant Bruno Lafont is a Director of LaFarge America. Lafont is also the Chief Executive Officer of LAFP. Further, Lafont has, at various times, served as Chief Operating Officer, Executive Vice President — Finance and other financial and managerial positions at LAFP.
     10) Defendant Robert W. Murdoch has been at all times relevant hereto a Director of Lafarge America. Murdoch was formerly President and Chief Executive Officer of the Company. Murdoch is also a Director of LAFP, and served as a Senior Executive Vice President of LAFP.
     11) Defendant Phillipe R. Rollier has been at all times relevant hereto served as President, Chief Executive Officer, and a Director of Lafarge America. Rollier also served as a Regional President of LAFP.
     12) Defendant Michel Rose has been at all times relevant hereto served as a Director of Lafarge America. Rose is also a Senior Executive Vice President and Co-Chief Operating

Officer of LAFP. Rose formerly served as Lafarge America’s President and Chief Executive Officer. Further, Rose served as Chairman and Chief Executive Officer of LAFP’s subsidiary, Orsan, S.A.
     13) Defendants Marshall A. Cohen, Phillipe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tannenbaum, and Gerald H. Taylor are and were, at all relevant items, Directors of Lafarge America.
     14) The Individuals described in paragraphs 7 through 13 are referred to as the “Individual Defendants.” Defendants Collumb, Kasriel, Lafont, Murdoch, Rollier, and Rose are occasionally referred to as herein as the “LAFP Affiliated Defendants.”
     15) Because of their positions as Officers/Directors, the Individual Defendants owe fiduciary duties of loyalty, good faith, fair dealing, and due care to Plaintiff and the other members of the Class.
     16) Each Defendant herein is sued individually as a conspirator, as well as in his/her capacity as an Officer, Director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each Defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS
     17) Plaintiff brings this action on his own behalf and as a class action pursuant to Maryland Rule 2-231, on behalf of all stockholders of the Company, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, or any of the Company’s principal stockholders, who will be threatened with injury arising from Defendants’ actions as is described more fully below.
     18) This action is properly maintainable as a class action.
     19) The class is so numerous that joinder of all members is impracticable. As of February 18, 2005, Lafarge America had approximately 71,350,238 million shares of common stock outstanding, approximately 3.4 million which are not controlled by LAFP. There are hundreds of record and beneficial stockholders.
     20) There are questions of law and fact common to the Class including, inter alia, whether:
(1)	Defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; and

(2)	Plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.
     21) Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     22) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     23) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS

     24) On February 6, 2002, Reuters, along with other news media, reported that LAFP had announced its intention to commence a tender offer to purchase any and all shares of Lafarge America’s common stock that it did not already own at $75 per share for a cash-out price of approximately $3 billion (the “Offer”).
     25) The Offer, as priced, represents only a 16.7% premium over LaFarge America’s closing price on February 3, 2006. As recently as February 16, 2006, Lafarge America’s shares traded as high as $82.17 per share.
     26) Moreover, the Offer is grossly inadequate in light of Lafarge America’s projected growth and profitability. The $75.00 price per share does not adequately value the Company in light of its recent outstanding financial performance as announced on February 1, 2006. At that time, Lafarge reported its fourth-quarter results, which included a 47% surge in its profits and a 14% increase in revenues as compared with the year-ago quarter.
     27) In fact, the February 6, 2006 Reuters report observed that a number of financial analysts criticized the Offer because the premium being offered to Lafarge America shareholders was “below industry levels.”

     28) One analyst explained the timing of LAFP’s Offer as designed to take advantage of “the recent weakness in [Lafarge America’s] share price to strike a quick deal.”
     29) Another analyst observed that “you have a situation where [Lafarge America’s] share price has fallen, making a deal, which was inevitable anyway, start to look pretty good, they managed to get people selling and that gave [LAFP] a wonderful opportunity.” Yet another analyst noted that the Offer appears to be an “excellent move” for LAFP because it enables LAFP to gain control of “one of its best performing subsidiaries.”
     30) Defendants have breached their fiduciary obligations to Lafarge America’s shareholders to maximize shareholder value.
     31) Because LAFP is the largest single shareholder of Lafarge America, and the LAFP Affiliated Defendants owe allegiances to LAFP, LAFP, with the assistance of the LAFP Affiliated Defendants, was in a position to, and in fact did, dictate the inequitable of the Offer that will be approved by the Defendants.
     32) LAFP’s domination of the Company’s corporate affairs resulted in the Offer being made which will eliminate public ownership of Lafarge America and increase the ownership interests of LAFP and the LAFP Affiliated Defendants — all at a value to Lafarge America’s stockholders substantially below the fair or inherent value of Lafarge America. Because of LAFP effectively controls Lafarge America, no third party, as a practical matter, is likely to attempt any competing bid for Lafarge America, as the success of any such bid would require LAFP’s consent and cooperation. Accordingly, LAFP has the power and is exercising such power to enable it to acquire Lafarge America’s public shares and dictate terms which are contrary to the public shareholder’s best interest and do not reflect Lafarge America’s stock’s fair value.
     33) Taking into account Lafarge America’s asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Lafarge America is materially greater than the consideration contemplated by the proposed Offer. Under the circumstances, the Individual Defendants are obligated to explore all options to maximize shareholder value.
     34) Defendants’ action in proceeding with the tender offer as presently proposed is wrongful, unfair and harmful to Lafarge America’s minority shareholders, and will deny them their right to share proportionately in the true value of Lafarge America’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of LAFP and the LAFP Affiliated Defendants.
     35) The Defendants have breached their loyalty to Lafarge America’s shareholders by using their control of the Company to force Plaintiff and the Class to sell their equity interest in Lafarge America at an unfair price, and deprive Lafarge America’s public shareholders of maximum value to which they are entitled. The Individual Defendants, including the LAFP Affiliated Defendants, have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of the Company’s public shareholders are properly protected from over-reaching. LAFP has breached its fiduciary duties by using its knowledge and control for its own benefit.
     36) The terms of the Offer are unfair to Plaintiff and the Class, and the unfairness is aggravated by the gross disparity between Defendant’s knowledge and information by virtue of their positions of control of Lafarge America and that possessed by the Company’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce Plaintiff and the Class to relinquish their shares in the Offer at an unfair price on the basis of incomplete or inadequate information.

     37) As a result of Defendants’ action, Plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, Plaintiff and the Class will not receive the fair value of Lafarge America’s assets and businesses.
     38) Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and will succeed in their plan to exclude Plaintiff and the Class from the fair proportionate share of Lafarge America’s valuable assets and businesses, all to the irreparable harm of the Class.
     39) Plaintiff and the Class have no adequate remedy of law.
FIRST CLAIM FOR RELIEF
Breach of Fiduciary Duty
     40) All preceding allegations are adopted by reference in this count as if fully set forth herein.
     41) All alleged herein, each Defendant has breached identified fiduciary duties owed to Plaintiff and the Class.
     42) As a proximate result of such breach(es) of fiduciary duty, Plaintiff and the Class has been damaged, as further alleged herein.

     WHEREFORE, Plaintiff prays for judgment and relief as follows:
(a)	declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as a representative of the Class;

(b)	declaring that the Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to Plaintiff and the other members of the Class;

(c)	preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all person acting under, in concert with, or for them, from proceeding with or implementing the tender offer;

(d)	in the event the proposed transaction is consummated, rescinding it and setting it aside and granting, inter alia, rescissory damages;

(e)	awarding compensatory damages against Defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

(f)	awarding Plaintiff and the Class their costs and disbursements and reasonable allowances for Plaintiff’s counsel and experts’ fees and expenses; and

(g)	granting such other and further relief as may be just and proper.
JURY TRIAL DEMANDED
     Plaintiff and the proposed Class demand a trial by jury on all issues so triable.
Dated: March 2, 2006
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Respectfully submitted, LAW OFFICES OF CHARLES J. PIVEN, P.A.
/s/ Marshall N. Perkins
Charles J. Piven
Marshall N. Perkins The World Trade Center - Baltimore Suite 2525 401 East Pratt Street Baltimore, Maryland 21202 Tel: (410) 332-0030 Fax: (410) 685-1300 Counsel for Plaintiff & the proposed class

Of Counsel:
Patricia C. Weiser
The Weiser Law Firm, P.C.
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: 610-225-2677
Facsimile: 610-225-2678